Filed by Euronet Worldwide, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CoreCard Corporation

Commission File No.: 001-9330

Date: July 31, 2025

On July 30, 2025, Euronet Worldwide, Inc. (“Euronet”) and CoreCard Corporation (“CoreCard”) entered into the Agreement and Plan of Merger, by and among Euronet, Genesis Merger Sub Inc. (a wholly-owned subsidiary of Euronet) and CoreCard, providing for the acquisition of CoreCard by Euronet. The following is a transcript of Euronet’s Earnings Call held on July 31, 2025, during which the proposed transaction with CoreCard was discussed.

Euronet Worldwide, Inc. (NASDAQ:EEFT) Q2 2025 Earnings Conference Call July 31, 2025 9:00 AM ET

Company Participants

Adam J. Godderz - Corporate Participant
General Counsel & Corporate Secretary - Corporate Participant
Michael J. Brown - Chairman, CEO & President
Rick L. Weller - Executive VP, Chief Accounting Officer & CFO

Conference Call Participants

Charles Joseph Nabhan - Stephens Inc., Research Division
Cristopher David Kennedy - William Blair & Company L.L.C., Research Division
Gustavo Andre Gala - Monness, Crespi, Hardt & Co., Inc., Research Division
Michael John Grondahl - Northland Capital Markets, Research Division
Peter James Heckmann - D.A. Davidson & Co., Research Division
Vasundhara Govil - Keefe, Bruyette, & Woods, Inc., Research Division

Operator

Greetings, and welcome to the Euronet Worldwide Second Quarter 2025 Earnings Conference Call. [Operator Instructions]

It is now my pleasure to introduce your host, Mr. Adam Godderz, General Counsel of Euronet Worldwide. Thank you. Mr. Godderz, you may begin.

Adam J. Godderz

General Counsel & Corporate Secretary

Thank you, and good morning, everyone, and welcome to Euronet's Second Quarter 2025 Earnings Conference Call today. On the call, we have Mike Brown, our Chairman and CEO; as well as Rick Weller, our CFO.

Before we begin, I need to call your attention to the forward-looking statements disclaimer on the second slide of the PowerPoint presentation we will be making today.

Statements made on this call that concern Euronet or its management's intentions, expectations or predictions of further performance are forward-looking statements. Euronet's actual results may vary materially from those anticipated in these forward-looking statements as a result of a number of factors that are listed on that second slide of our presentation. In addition, the PowerPoint presentation includes a reconciliation of the non-GAAP financial measures we'll be using during the call to their most comparable GAAP measures.

At this time, I'll turn the call over to our CEO, Mike Brown.

Michael J. Brown

Thank you, Adam, and thank you, everybody, for joining us on our call today. I'll begin my comments on Slide #5. But before I jump into the quarterly results, I'm sure you read our release last night where we announced the acquisition of CoreCard, a leading-edge proven scaled credit card processing platform. This acquisition is exciting in so many ways.

First and foremost, it extends our strategy into the digital payments processing space. CoreCard perfectly complements our Ren platform with a modern revolving credit technology that is proven at scale. Moreover, I'll remind you that issuing and processing of cards is not new to us. We already processed tens of millions of cards across Europe and Asia.

The addition of this leading credit platform gives us yet more growth opportunities as it enables us to go after the $10 billion- plus revenue TAM market with very attractive operating margins approaching 50% and elevated market rates of growth in large markets where we have strong footholds, Europe and Asia. And finally, it is not just a consumer credit -- it's not just consumer credit, CoreCard also serves as a business lending sector.

Let me continue my excitement. As CoreCard was not enough, just this week, we signed a significant Ren deal with one of the 3 largest U.S. banks. We've been in pursuit of this deal for a couple of years, which makes this announcement that much more exciting. Our Ren technology will be used to drive thousands of ATMs across the country.

Clearly, this was a very competitive process across all industry leaders. And so to be selected for this deal, it really underscores the capability and confidence that banking leaders have in our Ren platform. These 2 deals further our digital strategy. And while we are excited that these deals will contribute to growth in future quarters, I don't want to overlook the great operating performance of the business this quarter.

The second quarter, we delivered constant currency operating income growth year-over-year of 13%. I think this number underscores the strength of our business, and these exciting digital announcements further position us to continue our 20-year track record of double-digit earnings growth. We're a growth business with even more exciting opportunities today than yesterday.

Now I will hand it off to Rick to discuss our results in more detail.

Rick L. Weller

Thank you, Mike. Good morning, and thank you to everyone for joining us today. I will begin my comments on Slide 7. We delivered a record second quarter on all key reported consolidated metrics. We delivered revenue of $1.1 billion, operating income of $159 million and adjusted EBITDA of $206 million; and finally, adjusted EPS of $2.56.

The Money Transfer segment led the way by producing constant currency operating income growth of 33% despite significant macro uncertainties that range from immigration reform to global conflict, a great quarter.

Our second quarter adjusted EPS grew 14% year-over-year. During the quarter, we repurchased $247 million of our shares. Given the timing of the repurchases, there was only a marginal benefit to the second quarter adjusted EPS.

I'll also point out that our consolidated operating margins expanded by more than 112 basis points over the prior year, and we expect to see a continuation of posting expanded margins as we go through the second half of the year.

Slide 8 presents a summary of our balance sheet compared to the prior quarter. As you can see, we ended the second quarter with $1.3 billion in unrestricted cash and debt of $2.4 billion. The decrease in cash is largely due to stock repurchases offset by cash generated from operations and working capital fluctuations.

Regarding our share repurchases, we anticipated that there was a reasonable likelihood of completing the CoreCard acquisition, and it was important to CoreCard that the deal be a stock-for-stock transaction for tax purposes. Accordingly, we knew a couple of hundred million dollars for share repurchases made sense whether we completed the acquisition or not. In that, we have now signed the purchase agreement and look forward to closing. We essentially have done a cash deal after issuing shares that we just repurchased.

Slide 9 shows our results on a reported basis. Year-over-year, the major currencies we operate in strengthened compared to the dollar. To normalize the impact of currency fluctuations, we have presented our results adjusted for currency on the next slide.

On Slide 10 now. EFT segment revenue grew 6%. Operating income and adjusted EBITDA were in line with the prior year results. It's worth noting that the second quarter last year, EFT posted exceptionally strong operating income, making it a tough comparison. While the second quarter is a difficult comp to the prior year, we expect to see the strength of EFT earnings grow to restore itself in the third quarter.

epay grew revenue 5%, operating income 17% and EBITDA 15% when compared to the prior year. The main drivers of growth this quarter were attributable to the -- our payment business and continued growth of our digital channel sales in multiple markets, predominantly relating to gaming content.

Money Transfer revenue, operating income and adjusted EBITDA grew 6%, 33% and 28%, respectively. The revenue growth was primarily driven by volume via higher principal amount sent per transaction and growth in cross-border transactions, offset by a decrease in intra-U.S. transaction.

Direct-to-consumer digital transactions grew by 29%, reflecting continued consumer demand for digital products. Operating income and adjusted EBITDA growth outpaced revenue growth significantly, leveraging of margin to the bottom line due to gross margin expansion driven by opportunities developed from foreign currency fluctuations, leverage of scale and effective expense management.

Before I close on the quarter, I'd like to point out that we saw roughly $0.05 a share impact due to higher interest expense due to carrying the refinance convertible at revolver rates. As you know, we have utilized convertible transactions in our capital structure and would expect to continue with acceptable market conditions and terms. We did not issue any such securities in Q2, but remain interested in doing so, thereby improving interest expense.

Further, we had about $0.05 per share for higher income taxes, about half of which related to greater impacts from state taxes on the convertible retirement and the other half due to expense assignment to foreign operations. Looking forward for the balance of the year, we would expect the tax rate to tick up 1% or 2%. In summary, we are pleased to reaffirm the 12% to 16% earnings growth expectation we have for 2025.

With this, I'll turn it back over to Mike.

Michael J. Brown

Okay. Thank you, Rick, and everybody move on to Slide 12. Graph on Slide 12 illustrates over the past 10 years, the strength of our business lies in the diversity of our 3 segments as well as the diversity within those segments. Now let's move to Slide #13, and we'll discuss the results for the segment, starting with EFT. Slide 13.

Our EFT segment, which was founded as a cash ATM business, expanded its digital capabilities through the acquisition of CoreCard, the previously acquired Infinitum, a 2-factor authentication provider and continued traction of Ren in the marketplace.

Ren, a digital modern end-to-end payments platform that provides banks, fintechs and governments an innovative solution to keep pace with the ever-changing payments landscape. Ren provides acquiring, issuing, processing and access to real-time payment networks. We are receiving accolades around the world for its digital innovation, including the recognition from one of the top 3 banks in the United States.

This leading U.S. bank isn't alone. During the quarter, we signed a deposit network participation agreement with Santander, the third largest bank in Poland and ATM outsourcing agreements with Security Bank in the Philippines, Axis Bank, the third largest bank in India and May Bank in the Philippines. And all of these services will be powered by Ren, further evidence that banks around the globe recognize that Euronet's technology allows them to serve their customers in a more modern and real-time way.

A few years ago, we added merchant acquiring, another digital business line, which continues to perform very well. In fact, this quarter, we saw the highest card transaction volume we have processed since we acquired the business. To further the growth, in the second quarter, we successfully completed the integration with Oracle OPI, which significantly strengthens our position within the premium hospitality sector, and we signed more than 9,000 new merchants, including one of Greece's top basketball teams.

It's been an exciting few days in the EFT business when combined with our existing strategic growth opportunities, including expanding international and domestic access fees, increasing interchange rates and a recent market expansion. The acquisition of CoreCard and the agreement with this large U.S. bank will continue to fuel EFT growth in the second half of the year and beyond.

So now let's go on to Slide #14, and I'll talk about epay. epay has evolved from a retail-based mobile top-up business to a global partner who provides a broad offering of digital payment solutions for some of the largest consumer brands in the world, including Apple, Google, Sony, Netflix and a number of local players.

I commonly get asked, what is epay? epay allows the consumer to participate in the digital economy in the ways they prefer, whether it is for budgeting, security or convenience. Today, 70% of our epay transactions are 100% digital consumer experience across e- commerce merchants, digital banks and prominent wallets around the world. Moreover, the majority of the remaining 30% of the transactions use a digital payment method to purchase those services.

Notable signings in this quarter. Content distribution signing in Turkey this quarter with Riot Games, publisher of League of Legends. Another signing this quarter was with Etsy gift cards, which had previously only been available for purchase from Etsy directly. And lastly, we signed an agreement to launch Amazon Prime subscription services in India.

Now let's move on to Slide 15 and talk about Money Transfer. Okay. Slide 15. This quarter, our Money Transfer segment delivered exceptional results, underscoring the strength and breadth of our globally diversified business model. Operating income grew 33% year-over-year, fueled by a disciplined cost management and strong performance across a wide range of channels and geographies.

This performance is particularly impressive given the evolving immigration dynamics in North America and the recent announcement of the new remittance tax. To help you understand the impact, the revenue subject to the new 1% remittance tax affects only 27% of Money Transfer segment or 12% of Euronet's consolidated revenues, limiting our overall exposure.

Let me start with research from the Center of Global Development. They found that a 1% increase in fees resulted in a 1.6% decline in remittance volume, which could either be fewer sends or lesser amounts of money sent. This research suggests that while the potential negative impact of 1.6% is only 0.2% of our consolidated revenue. While we would clearly rather not see this tax, the research indicates it will not have a significant impact on our business when it begins next January.

We also know that a significant number of our customers have bank accounts. And while they may be more comfortable operating with cash, they may prefer a debit card to avoid this tax further and -- which further reduces the impact on our revenues.

Even with the turbulence in the market, our key performance indicators paint a compelling picture of our ability to continue to deliver growth. Our transaction volume increased 4%, but the principal transferred increased 10%. Digital transactions grew 29%. And our digital payout product, a powerful engine of our ongoing growth is up 20% year-over-year, now composing 55% of total volume.

These results highlight the powerful momentum behind our digital transformation and underscore our position as a global leader in money transfer. We leverage the world's premier real-time cross-border payments network, robust omnichannel capabilities and our innovative wholesale strategy with Dandelion.

We achieved an important expansion in the Asia Pac region last month through our acquisition of a majority position in Kyodai Remittance, a leading Japanese multichannel operator. This strategic integration not only gives us access to a license in the country's evolving remittance landscape, but Kyodai produces a very rare type 1 funds transfer service provider license, which allows it to deliver high-value inbound bank deposits and important capability for our Dandelion network. Japan is a sizable $6 billion outbound remittance market with an influx of foreign workers. We anticipate outbound growth will considerably outpace overall market trends.

Notable enhancements to Money Transfer's digital product were made through Ria's and Xe's partnership with Google and Nickel, a European neobank. Other noteworthy accomplishments included the launch of 20 new partners across 19 countries, extending our global presence that now spans 200 countries and territories.

And in Austria, we renewed our partnership with the Austrian Post. Dandelion Wholesale continued to grow its client base, adding Union Bank in the Philippines, the 10th largest bank in the country, Peru's leading wallet, Yape used by 65% of the adult population, Chile's Vita Wallet and U.K.'s BMS and Banco Guayaquil, Ecuador's second largest bank and a Ren customer, a very interesting cross-sell that we got going there.

Dandelion's comprehensive solutions, bank-grade compliance, global reach, real-time deposits, account validation and seamless integration through API or SWIFT/BIC are increasingly recognized by leading institutions worldwide. With a 33% year-over-year growth in operating income, a healthy pipeline, market expansion, our Money Transfer segment is positioned to maintain its strong momentum and deliver continued value for our investors and customers.

Slide #16. As I mentioned earlier, Euronet has entered into a definitive agreement yesterday to acquire CoreCard Corporation, a leading U.S.-based provider of credit card processing platforms. This acquisition marks a strategic milestone in our long-term growth plan, reinforcing our commitment to scalable, high-margin digital businesses that align with global payment trends. As outlined in the press release, this is an all-stock transaction valued at approximately $248 million. We expect the transaction to be adjusted EPS accretive in the first full year post close.

CoreCard has a proven track record of serving the strong global brands like Apple, Goldman Sachs, American Express and fintech innovators like Cardless and Gemini. In certain analyst reports covering CoreCard, there are concerns expressed over the new reports that Goldman Sachs may sell the Apple portfolio. We are obviously aware of such a possibility, and we have factored that into our purchase decision, so there is no real surprise here.

The merits of CoreCard go well beyond any single program, and this transaction has been undertaken without any dependency on a positive outcome relating to the Goldman sales process. On the technology front, CoreCard's platform spans debit, prepaid and revolving credit solutions, not only for consumers but businesses as well.

We are really excited about CoreCard's potential beyond the U.S. We plan to extend CoreCard's reach into emerging markets where Euronet has a strong presence and where demand for credit is growing. This transaction will support the continued growth of our EFT segment while expanding our addressable market within our stated strategic pillars.

Next slide, please. You may recognize this slide, which is Slide #17 from our year-end and first quarter earnings announcement. As highlighted, issuing is a core strategic growth initiative, illustrating how CoreCard fits perfectly into our long-term digital evolution. This acquisition is not just a tactical win. It is a strategic alignment with our long-term growth thesis.

To grow Euronet, we are targeting large addressable markets like the $1.8 quadrillion in global payments and the $320 trillion in foreign exchange and cross-border flows. By providing credit card processing, CoreCard enhances our ability to serve the payment and transaction processing pillar. EFT will now cover prepaid, debit and credit card issuing, along with our other proven abilities in acquiring, real-time payments, switching and ATM management.

Please move on to Slide #18. A lot of people ask us where we're going. If we transform our strategic vision into a simple illustration, you can see how our business mix is evolving and why this acquisition is strategically important.

Over the past decade, we've executed a deliberate shift away from our legacy cash-based business lines like Euronet-owned ATMs and towards digital offerings. 2019, Euronet-owned ATMs represented 25% of our revenue mix. By 2024, that number was reduced to 19%, and we're targeting 7% by 2034. CoreCard helps drive this dramatic transformation by offering a high-growth, high-margin and highly differentiated digital offering.

Let's talk more about CoreCard and their offering so you can get a little bit familiar. CoreCard provides a modern revolving credit processing platform built for scale and designed for banks, brands and fintechs. It currently supports millions of card accounts and processes billions of transactions annually.

While the technology is certainly impressive, their list of clients are equally impressive. Goldman Sachs uses CoreCard to process the Apple Card. Cardless uses CoreCard to power its various card programs and has been in the news recently as the chosen partner for the soon-to-be-released Coinbase credit card. This, along with other marquee clients, validates CoreCard's ability to deliver at scale with precision and reliability. Revolving credit remains one of the most profitable and strategically important offerings for banks and fintechs.

In the U.S. and globally, this space is dominated by a handful of incumbents. Why? Because building and operating a revolving credit platform at scale is one of the most complex challenges facing solution providers. This isn't just about writing code. This is about mastering the intricacies of revolving credit logic where balances shift due to delayed payments, disputes, returns and interest recalculations.

It's a domain where business logic is king and where even the most seasoned engineers can't just simply code their way through without deep domain knowledge, which CoreCard has. And here's the strategic kicker. While many new competitors focus on debit and prepaid, segments with capped interchange and limited margin, CoreCard is built for where banks and fintechs see real value.

In summary, CoreCard is not just a product, it's a proven scalable platform trusted by some of the most innovative names in the financial services industry. It gives us a springboard into the U.S. credit issuing market and beyond, backed by a leadership team with deep roots in the space. The platform supports a range of use cases from stablecoins and global brands to lending, early wage access, health care and commercial credit.

Now let's move on to the next slide, and I'll show you our go-to-market strategy for the U.S. Our strategy to expand CoreCard in the U.S. is phased, deliberate and anchored in high opportunity segments. We will continue to participate in the embedded finance opportunity by partnering with fintechs, digital banks and program managers across diverse use cases.

CoreCard's flexible API-driven architecture and marquee client roster, including Apple, Cardless and Gemini, give us a strong foundation to scale. Our existing epay relationships also offer a unique cross-sell opportunity. Brand partners currently issuing prepaid credit may be interested in launching credit card programs, creating a natural adjacency for growth.

Our next target here is unlocking the commercial credit opportunities with Tier 2 and Tier 3 banks. Commercial credit presents a more immediate opportunity than consumer credit to the B2B digital initiatives. We are seeing more activity in this space as of late, especially with Tier 2 and Tier 3 banks. These are the banks that range from $10 billion to $250 billion in asset size. CoreCard has already signed one such bank, Banc of California. And while commercial credit is our immediate focus, we also see a strategic path to consumer credit.

By initially supporting banks with adjunct solutions, we can gradually modernize their consumer credit platforms, helping them differentiate in a market dominated by templatized offerings and slow turnaround time. So while the U.S. offers an attractive market, here is where we get really excited. We see even more opportunity in the rest of the world.

Let's go on to the next slide, and we'll talk. Looking beyond the U.S., our global expansion strategy is anchored in our strong presence and trusted relationships across Asia and Latin America. These regions represent the next frontier for growth for modern credit issuance on the back of rising GDP per capita and an increase in consumption expenditures.

In Phase 1, we will focus on cross-selling CoreCard's revolving credit capabilities to our existing base of payment processing clients, such as Grab, which is the Uber of Asia, Standard Chartered, ICICI Bank, Axis Bank, Banco Pichincha and the Bank of the Philippines Islands, just to name a few. These relationships provide a natural entry point to introduce our credit solution.

In India, for example, the number of credit cards -- credit card issuers has doubled in 5 years and more than half are already Euronet processing clients for other payment domains. The number of credit cards is expected to double again by 2029, driven by rising GDP and a fierce appetite for more consumer consumption.

We also plan to leverage our broader ecosystem of FI partners, particularly our epay and Dandelion divisions, which already serve banks and fintechs in high-growth markets. These partnerships offer additional cross-selling opportunities and reinforce our ability to deliver integrated end-to-end solutions across the payments value chain.

In Phase 2, we'll target new financial institutions and existing relationships in markets where we have strong brand equity. Many of these institutions are constrained by legacy platforms provided by regional and local players and are actively seeking modern, scalable alternatives.

Finally, we also anticipate a structural shift in the regulatory landscape across emerging markets. As credit markets deepen and regulations evolve, we expect a broader wave of fintechs to enter the credit card space, transitioning from prepaid to credit issuance.

Today, many are held back by regulatory constraints and limited access to credit infrastructure. As these barriers recede with our established relationships and proven capabilities, we're well positioned to lead with this transition.

Similar to how we grew Ria from a U.S.-centric position, we see an opportunity to use our global footprint to accelerate the growth of CoreCard. Emerging markets are our favorite hunting ground and as demonstrated by our success signing those Ren deals.

Slide #22. This acquisition represents an important step in Euronet's long-term strategy to scale our digital payments business and deepen our presence into more resilient technology-driven revenue streams. At its core, the rationale is anchored in the large and growing opportunity in credit issuing, particularly revolving credit, which remains one of the most lucrative revenue pools in payments.

CoreCard is 1 of 3 platforms in the U.S. proven at scale for revolving credit, and this is a rare opportunity to own such a platform, which is API-first and has already earned the trust of marquee innovative clients like Apple. It brings industrial-grade stability and the flexibility to serve both fintech innovators and traditional banks.

This acquisition provides a growth driver to support our digital diversification strategy. CoreCard's marquee clients and proven platform give us immediate momentum to scale across both fintech and the banking segments in the U.S. and globally.

The CoreCard world fits seamlessly into our ecosystem, complementing our strength in payments processing, brand partnerships and global distribution and enables us to deliver broader, more differentiated value propositions. We are super excited about the opportunity this brings. This acquisition as a catalyst, expanding our payments technology portfolio, accelerating our shift to digital and positioning Euronet as the preferred innovation partner for fintechs and a leading modern card issuing platform for fintechs and banks in the U.S. and globally.

Now I'll close out the quarter. Before I close, I'd like to address 2 emerging opportunities for Euronet. First, artificial intelligence continues to shape the narrative across industries and for good reasons. At our company, we view AI not just as a tool but as a strategic enabler across our enterprise. We've harnessed AI to elevate the customer experience, making interactions more seamless, personalized and responsive.

Behind the scenes, it's driving operational efficiencies in areas such as contract generation, regulatory compliance and multilingual communication. This is part of our broader commitment to building a smarter, faster and more agile organization.

The second area of growing interest is stablecoin and its potential implications for our business. Our proprietary Ren platform is already architected to support stablecoins and has, in fact, processed blockchain-native transactions, positioning us well to pursue further integration.

On the operational front, we've initiated discussions with several select partners regarding stablecoin's facilitation. And our treasury team is actively evaluating its utility as part of our capital management strategy. While we're still early in this exploration, we see promise in how digital assets may drive new use cases to deliver speed, transparency and efficiency.

While we do not yet know how to quantify the future impact of AI or stablecoin, we will continue to pursue these opportunities that are beneficial to our business. And hopefully, we have conveyed the strategic shift to the digital business that plays in the $1.8 quadrillion global payments market with endless potential for growth.

Supporting our model, we have core assets. We have this newly announced acquisition of CoreCard. We have our Ren technology. We have our Dandelion network. Our global footprint of licensed and regulated entities. We have distribution partners in the form of banks, retailers, company-owned stores, ATMs and POS terminals and our people. The best I could ask for with consistent track record of delivering growth year after year.

As I boil it all down, I hope you will take away 3 important messages. We are moving in a strong strategic digital direction as evidenced with the CoreCard acquisition and the recently announced Ren deals.

epay is not a cash business. It's now nearly all digital payment transactions. And we have consistent double-digit operating results, reflecting the strength of our global asset diversity. We're looking forward to the remainder of 2025. And with a strong second quarter, we are pleased to reaffirm our earnings expectation of 12% to 16% growth for the year. We'll be happy to take questions. Operator, will you assist?

Question-and-Answer Session

Operator

[Operator Instructions] Our first question comes from the line of Vasu Govil with KBW.

Vasundhara Govil

I guess maybe the first one, just on the CoreCard acquisition, Mike, you gave us quite a bit on sort of how you see the revenue synergies playing out over time. Just on the Apple partnership that you called out and the risk of it potentially going away, given just the revenue concentration there, just hoping you can give us some more color on how the math would work on making the deal accretive if that relationship went away. I mean do you have more visibility into other deals in the pipeline that's giving you confidence there? Just any color there would be helpful.

Michael J. Brown

We do. And we also have these potentials. I mean we're out there doing debit card issuing for a whole bunch of banks and fintechs around the world, particularly in Asia and a bit in South America. And these customers have been asking about credit. And so to be able to give them the most sophisticated credit platform in the world because Apple demanded that to give to their customers with their card, we've got a heck of an asset to cross-sell.

So when we did our analysis, we assumed that Apple would go away at some point in the future, although it's going to take a few years to do that because it is such a sophisticated -- it has such a sophisticated super set of features that no other credit card in the U.S. has.

So even if somebody buys it, they've got using somebody else or their own internal system, it's going to take quite a bit of modification. And then they're going to have to bring over the $20 billion portfolio without problems. So we figure we've got them for a couple of 3 years anyway, and that's what it was sold today.

And then -- and during that time, we will have a great marquee customer to use as our -- as an example, as a reference customer to sell into new people. And in the meantime, whoever they sell it to, if they don't have CoreCard now, maybe that offers us an opportunity to sell CoreCard right back into them so they can upgrade.

Vasundhara Govil

That's very helpful. And then maybe just a second question on the EFT segment growth. On a constant currency basis, that actually decelerated this quarter, even though typically second quarter is a stronger quarter for you. So any color on what drove that decel? And also, how should we think about incremental margins for that business on a go-forward basis?

I know you've said structurally costs in the business are higher relative to pre-pandemic, there's just more inflation. But is high teens the run rate on incremental margins that we can -- we should be sort of modeling going forward? Or do you see room for improvement there?

Michael J. Brown

Well, a last year good quarter kind of hunt you this year. So we had just a killer Q2 last year. And so when we compare, it looks like a deceleration. But reality is we're -- it was just a Q2 thing. That's why we're really looking at Q3 as we'll get back into the driver's seat with respect to acceleration. So we're not really worried about that deceleration. We've got a lot of opportunity in Q2 and Q3.

The whole tourist season has elongated -- so there's less than -- actually less in the second and third quarters or less in, we'll call it, May, June, July, August, and it gets spread into more months on both ends. So we think that our margins will increase there as our transactions increase.

And we've just got some new stuff kind of that things like our DAF transactions, which basically are doing the same number of transactions but at a higher revenue, that will help our margins as well.

Operator

Our next question comes from the line of Peter Heckmann with D.A. Davidson.

Peter James Heckmann

Congratulations on the top 3 bank. Mike, when do you think we can start to see revenue start there? And when would you expect it to hit the full run rate?

Michael J. Brown

To tell you the truth, we've already -- we already have revenue coming from them, and it's only going to accelerate. We kind of had pre-full signature kind of revenue from them as we did some work with them to give them a super set of features they've never had before. And this should start kind of immediately.

So I'd say most of it is going to come fourth quarter and beyond. But it's a big deal with a top 3 bank. And let me tell you, every other bank in the country has the same problem this bank had. I can't go into that detail right now, but we solved it, and we're going to cross sell the same solution to other banks as well with a great reference customer.

Rick L. Weller

And Pete, while clearly, we're going to make money on it and stuff like that. I think the importance here is the significance of a bank that's in the top 3 in the United States. We've sold Ren around the world. We've had great success with that and things like that. At some point, we'll put out a press release that actually names the bank and that. But this is a bank recognizing that we have the leading industry technology out there. And I think that, that will be a very strong statement as we continue the momentum of Ren sales.

So it certainly will bring in revenue, but I tell you what, having that as a reference customer will be very helpful for building on the Ren reputation. And now you put behind that, the CoreCard with arguably one of the most respected cards in the world, the Apple Card and having that technology available. We think that this is just a super combination and a super play.

Peter James Heckmann

That's great. That's great. And then so in terms of looking at software, with the acquisition of CoreCard and acknowledging that certainly the Goldman Sachs relationship is going to be around for 3, 4, 5, potentially more years, when do you think the company should be able to hit that maybe $250 million software revenue target? Do you think that can be hit in 2028?

Michael J. Brown

$250 million is a little steep for 2028. I think that's a little steep. Our goal with Ren was to deliver $100 million in pretax and op income. And so we're a few years away from that, but these big deals are really accelerants. So we'll see. We don't really put -- we'll try to actually handicap that for you. We're thinking even maybe about having an Investor Day in the fall. And when we do, we'll kind of lay that out for you.

Peter James Heckmann

Okay. That would be great. I think the market would welcome that and welcome the opportunity to get deeper into the business.

Operator

Our next question comes from the line of Gus Gala with Monness, Crespi, Hardt.

Gustavo Andre Gala

Ren, I believe, had grown to be a sizable chunk, let's call it, 8 digits, right, millions, 80% margins. Is there an opportunity to bring up the core card margin number up? I appreciate all the comments on the cross-sell and go-to-market opportunity, but really digging down on the opportunity to maybe replatform, do a little cost removal. The other part of that...

Michael J. Brown

It's a combination of -- we'll be able to -- as we combine, we'll be able to get some cost synergies between the 2 companies. That one was public and we were public. We've got other ideas as well. But volume is the easiest way. You just put more banks on the platform and you spread the overhead across more revenue. So it's for sure, those margins should increase.

Gustavo Andre Gala

Got it. And then on the U.S. deal, which congrats. What is -- how should we be thinking about the unit economics of that? I mean, clear like on the ramp timing, but is there anything we should be thinking of in terms of contribution margin, EBIT margin? I imagine being a top 3 bank, there might be some negotiating leverage on their end. Just thinking about that, how you balance that out?

Rick L. Weller

Well, it's obviously a high-margin business because it's a software type of transaction. But in terms of how that flows into the rest of the P&L, I'd characterize it as, a, it's an important win. It doesn't directionally change the whole P&L. It's another brick in building the building. So it will benefit it, but it doesn't change the -- it's not going to change next year, next quarter's numbers dramatically just because of that.

What will change it is more and more of those Ren sales, which will be more and more possible because of the continued recognition of the quality and contribution of this product. So I think I would view it as more of an indicator of where we can go as opposed to moving the Excel schedule next quarter.

Michael J. Brown

But it's very -- it's software. So it's very, very high margin. So we'll take it. You don't want -- yes, it's going to be wonderful.

Gustavo Andre Gala

Got it. Got it. And if I can squeeze one more in on Money Transfer. Anything on what you're seeing in July for digital and retail? I mean are you seeing perhaps a troughing in either of those in retail specifically around first [indiscernible].

Michael J. Brown

No, it's funny you should ask that, Gus. But I haven't heard anybody say, holy smoke, you guys crushed it on the money transfer, which you should have said right out of the block. I mean, here, everybody is having all these problems, and we are just crushing our numbers because we intend to be #1 in the world, and we're getting closer and closer every day.

But with respect to what I saw -- what we've seen so far in July, a big uptick over June. So we do not see any troughing. In fact, we see just the opposite. We're excited about both the digital growth, which is probably 6% higher than we saw in June, and we're also seeing retail growth.

So -- and the nice thing, let's not forget the U.S. only accounts for, call it, 40% of Ria's numbers and maybe even a little bit less, right?

Rick L. Weller

1/3.

Michael J. Brown

1/3, yes, 33%. So we're seeing strong growth around the world as well where they don't quite have these immigration challenges like what we're seeing here in the United States. So Money Transfer is doing really well. July is doing better than what we saw last month.

Operator

Next question comes from the line of Mike Grondahl with Northland Securities.

Michael John Grondahl

Just two quick questions. One, any update on epay promotions and how you think they'll fall during the back half of the year? And then two, in regards to money transfer, I don't know, sometimes you've called out the strength from FX. Just any color on how helpful that was. We saw a lot of incremental margin in that business.

Michael J. Brown

With respect to the promotions, we've got a few scheduled for end of Q3, beginning of Q4. So we'll see when and how those work out for us. With respect...

Rick L. Weller

But Pete, nothing right now on the drawing board that -- I'm sorry, Mike, excuse me. I don't know if that's a compliment of not, but nothing on the drawing board that would dramatically change the comparisons on periods over periods. It's, let's call it, business as usual as opposed to anything that's an expected onetime huge change.

And then with respect to Money Transfer, yes, I think somewhere in my comment, I mentioned that we did see some benefit because of the FX fluctuation gyrations that were going on during the quarter. So we did get a little bit of benefit out of that.

As also pointed out, we saw a little higher average value per transaction come through, which again sometimes is what you see when you see a little bit of that volatility on the FX. So net-net, we did see a little bit of benefit on it. And we'll see if any of that happens again as we go forward. But certainly, it helped improve the margins a little, which obviously helps support like a 33% year-over-year operating income growth.

Michael John Grondahl

Yes, on that 6% revenue constant currency. So great. Okay.

Operator

Next question comes from the line of Chris Kennedy with William Blair.

Cristopher David Kennedy

CoreCard has talked about its business could grow like 30% to 40% if you exclude the concentration with Goldman. Is there any way to think about kind of what you're thinking about the sustainable growth is of CoreCard?

Michael J. Brown

Well, I think they're probably -- their estimates are probably tighter than ours, but we hope to supercharge that by just opening -- because they're basically all in the U.S. And we're going to open up the rest of the world to them. So hopefully, if they do what they say and we give these connections to different parts of the world, we can even accelerate that.

Rick L. Weller

Yes. And I'd also say, look, they've built a wonderful product, and they've got a team that's been very focused on the quality the scalability and delivering a product that's been tested by Apple. So they've put a lot of effort into the quality of that product, which we really respect.

On the other hand, they haven't put much effort into sales and marketing. And this is where we see kind of a hand-in-glove kind of fit. We've got operations around the world. We've got relationships with hundreds of banks with brands like Apple and Google and Paytm. I mean, we could just keep going down the list, Nu, which is an online bank in Brazil.

I mean we have this tremendous list of relationships that cut across the money transfer business, the epay business, the EFT business. And so here's where we see bringing a great technical product with our distribution around the world. And so yes, we expect to see that we will be able to essentially supercharge that sales process.

And now bear in mind that credit transactions, especially if it has anything to do with a conversion process, okay? The sales cycle is not 2 weeks, but we'll be actively going after it right out of the gate here.

Operator

Next question comes from the line of Charles Nabhan with Stephens.

Charles Joseph Nabhan

Mike, you had referenced the complexities associated with revolving credit issuance. And I was hoping you could double-click on that. I know there's only a handful of players in that market due to some of those complexities. But what is it specifically about that product that has created a moat within that industry?

Michael J. Brown

Well, Apple has been -- I mean Apple came from nothing to a $20 billion portfolio in, what, 4, 5 years because they've got a super set of features and they've got a great brand. And they do all kinds of things, whether it's cash back, whether it's recalculating your interest all the way back multiple months, depending on if there were returns or chargebacks or whatever.

Rick L. Weller

Years.

Michael J. Brown

Years even, yes. I mean they've just -- they've made their system. They had to do this for Apple, but they made a system that's extremely flexible, which means the next guy might want that same super set or some of those super set of features.

So it's a bigger moat than -- if it was easy, there'd be 20 people out there selling this stuff. And it's these fringe cases, these kind of weird things that don't happen, a combination of this, this and this, that throw all these interest calculations into the trash for a lot of people. So it's that kind of domain knowledge that, that R&D staff has that's created this excellent product.

Rick L. Weller

Another thing to bear in mind on a product like this is you read a lot and hear a lot about things like stablecoin, okay? How are they going to deal with things like chargebacks, like fraud, like authentication? And those are complexities that aren't even involved in the mathematics of calculating an interest on a chargeback that might be 3 years old or a chargeback and then a restore. And I could give you thousands of different peculiarities, issues that happen within the processing business.

But as we think about a platform like this, also imagine what it might offer in terms of abilities to players that do have stablecoin products and want to have on-ramps and off-ramps, authentication, approvals, you could get to be -- you could see where there could be a lot of interesting future applications out there.

Charles Joseph Nabhan

Got it. That's super helpful. And as a follow-up, I wanted to get your thoughts on travel trends within the EFT business as well as the impact of some of the interchange increases you've highlighted over the last year or so. I know you noted the elongation of the travel season, but just kind of curious what you're seeing on an absolute basis for travel trends within '25 relative to your expectations.

Michael J. Brown

So just one little interesting note is the Americans traveling to Europe. We love them. They've all got the wrong currency on their card. That's up 10% over last year. So that's really exciting. As you probably read, not many Europeans are going to the U.S. They don't feel like they've been treated very well by this administration. So what that means is they're going to stay home or they're going to vacation more closer to home.

So all the numbers look good. We'll see what the final numbers are for the year, but they're certainly up from last year. And all that's great. So we've seen a strong -- like I said, this Q2 with EFT kind of compared to last year looks kind of flattish, but that's just because last year's number was extraordinary. And -- but we're looking at Q3 being back to strong numbers. So we don't have any concerns with respect to travel.

Charles Joseph Nabhan

Got it. And that 10% is all the more interesting considering the weakening of the U.S. dollar? So...

Michael J. Brown

But I think part of this is human nature. I mean all us baby boomers are all going, boy, I better get the year before I die and before another pandemic closes it down.

All right. I think we're right at the top of the hour, operator, so we'll end the questions now. I want to thank everybody for joining and spending the time with us. Look forward to talking to you in about 90 days.

Operator

Ladies and gentlemen, that concludes today's conference call. Thank you all for joining, and you may now disconnect.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the 1933 Act and Section 21E of the Securities Exchange Act of 1934. You can identify these statements and other forward-looking statements in this document by words such as “may,” “will,” “should,” “can,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue,” “target,” “poised,” “advance,” “drive,” “aim,” “forecast,” “approach,” “seek,” “schedule,” “position,” “pursue,” “progress,” “budget,” “outlook,” “trend,” “guidance,” “commit,” “on track,” “objective,” “goal,” “strategy,” “opportunity,” “ambitions,” “aspire” and similar expressions, and variations or negative of such terms or other variations thereof. Words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such statements regarding the transactions contemplated by the Agreement and Plan of Merger, dated as of July 30, 2025, among CoreCard Corporation (“CoreCard”), Euronet Worldwide, Inc. (the “company”) and Genesis Merger Sub Inc. (the “Transaction”), including the expected timing of the closing of the Transaction; future financial and operating results; benefits and synergies of the Transaction; future opportunities for the combined company; the conversion of equity interests contemplated by the Merger Agreement; the issuance of common stock of the Company contemplated by the Merger Agreement; the expected filing by the Company with the SEC of the Registration Statement and the proxy statement/prospectus; the ability of the parties to complete the proposed Transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the Company and CoreCard, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the possibility that CoreCard’s shareholders may not approve the Transaction; the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the Transaction; the risk that any announcements relating to the Transaction could have adverse effects on the market price of the Company’s common stock; the risk that the Transaction and its announcement could have an adverse effect on the parties’ business relationships and business generally, including the ability of CoreCard or the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, and on their operating results and businesses generally; the risk of unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; the risk of potential litigation relating to the Transaction that could be instituted against CoreCard or its directors and/or officers; the risk associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the Transaction which are not waived or otherwise satisfactorily resolved; the risk of rating agency actions and the Company’s ability to access short- and long-term debt markets on a timely and affordable basis; the risk of various events that could disrupt operations, including: conditions in world financial markets and general economic conditions; inflation; the war in Ukraine and the related economic sanctions; and military conflicts in the Middle East.

These risks, as well as other risks related to the proposed Transaction, will be described in the Registration Statement that will be filed with the SEC in connection with the proposed Transaction. While the list of factors presented here and the list of factors to be presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in each company’s filings with the SEC, including each company’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The Company regularly posts important information to the investor relations section of its website. Any forward-looking statements made in this release speak only as of the date of this release. Except as may be required by law, neither the Company nor CoreCard intends to update these forward-looking statements and undertakes no duty to any person to provide any such update under any circumstances.

Important Information for Investors and Stockholders

In connection with the proposed transaction, the Company plans to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement of CoreCard that also constitutes a prospectus of the Company, and any other documents in connection with the transaction. After the Registration Statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be sent to the holders of common stock of CoreCard. INVESTORS AND SHAREHOLDERS OF CORECARD AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EURONET, CORECARD, THE TRANSACTION AND RELATED MATTERS. The Registration Statement and proxy statement/prospectus and other documents filed by the Company or CoreCard with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, investors and stockholders may obtain free copies of documents that are filed or will be filed with the SEC by the Company, including the Registration Statement and the proxy statement/prospectus, on the Company’s website at www.ir.euronetworldwide.com/for-investors, and may obtain free copies of documents that are filed or will be filed with the SEC by CoreCard, including the proxy statement/prospectus, on CoreCard’s website at https://investors.CoreCard.com/. The information included on, or accessible through, the Company’s or CoreCard’s website is not incorporated by reference into this press release.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company and CoreCard and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from CoreCard’s shareholders in connection with the proposed Transaction. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the proposed Transaction when it is filed with the SEC. Information regarding the Company’s directors and executive officers is contained in the definitive proxy statement, dated April 4, 2025, for its 2025 annual meeting of stockholders, and in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Information regarding CoreCard’s directors and executive officers is contained in CoreCard’s definitive proxy statement, dated April 14, 2025, for its 2025 annual meeting of shareholders,  and CoreCard’s Annual Report on Form 10-K for the fiscal year ended December  31, 2024. Additional information regarding ownership of the Company’s securities by its directors and executive officers, and of ownership of CoreCard’s securities by its directors and executive officers, is included in each such person’s SEC filings on Forms 3 and 4. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Important Information for Investors and Stockholders.”